NEW GOLD INC.

UNITED STATES NEWS RELEASE

BOUGHT DEAL FINANCING AGREEMENT

FOR CDN$50,400,000 MILLION

February 1, 2006, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to announce that it has entered into an agreement for a bought deal financing with a syndicate of underwriters.  New Gold Inc. will issue 5.6 million units (“Units”) at Cdn$9 per Unit for gross proceeds of Cdn$50,400,000 million. Each Unit will consist of one common share and one-half of a share purchase warrant.  Each whole warrant will be exercisable to purchase one common share at a price of Cdn$12 for a period of two years from the date of closing.

New Gold will file a short form prospectus in Canada to qualify the common shares and warrants comprising the Units.

The offering is scheduled to close on or about February 23, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The net proceeds from the offering will be used to finance underground and surface exploration programs and development of the Company’s 100% owned New Afton and Ajax Copper-Gold Projects in Kamloops, B.C. and for general corporate and working capital purposes.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information please contact New Gold Inc.

Chris Bradbrook

President and Chief Executive Office

New Gold Inc.

601-595 Howe Street, Vancouver, B.C. V6C 2T5

Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845

Email: invest@newgoldinc.com

Website: www.newgoldinc.com

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 20-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company’s Annual Information Form dated January 30, 2006 for the year ended December 31, 2004 and is available under the Company’s name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.